UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Daseke, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23753F 107
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 /  / Rule 13d-1(b)

 /  / Rule 13d-1(c)

 /x/ Rule 13d-1(d)

____________________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Tabor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,877,257
	6	SHARED VOTING POWER 47,743
	7	SOLE DISPOSITIVE POWER 2,877,257
	8	SHARED DISPOSITIVE POWER 47,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		/ /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.52%[1]
12	TYPE OF REPORTING PERSON* IN; HC

1.  Percentage ownership calculated based on an assumed 44,875,091 shares of Common Stock outstanding, calculated using (i) 62,807,816 shares of Common Stock reported outstanding as of November 3, 2022 by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 9, 2022, less (ii) 6,666,667 and 11,266,058 shares of Common Stock reported repurchased from a stockholder on November 10, 2022 by the Issuer on its Current Report on Form 8-K filed with the SEC on  November 16, 2022.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Texas Time Express, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		/ /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%[2]
12	TYPE OF REPORTING PERSON* CO

2.  Percentage ownership calculated based on an assumed 44,875,091 shares of Common Stock outstanding, calculated using (i) 62,807,816 shares of Common Stock reported outstanding as of November 3, 2022 by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 9, 2022, less (ii) 6,666,667 and 11,266,058 shares of Common Stock reported repurchased from a stockholder on November 10, 2022 by the Issuer on its Current Report on Form 8-K filed with the SEC on  November 16, 2022.

Item 1(a). Name of Issuer:

Daseke, Inc., a Delaware corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

15455 Dallas Parkway, Suite 550

Addison, Texas 75001

Item 2(a). Name of Person Filing

(i) Douglas Tabor; and

(ii) Texas Time Express, Inc. ("TTE").

Item 2(b). Address of Principal Business Office or, if None, Residence

(i) Douglas Tabor

401 N. Carroll #194

Southlake, Texas 76092

(ii) Texas Time Express, Inc.

801-B Port America Place

Grapevine, Texas 76051

Item 2(c). Citizenship

(i) Douglas Tabor is a citizen of the United States of America; and

(ii) TTE is a Texas corporation.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

23753F 107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

I.  Douglas Tabor

(a) Amount beneficially owned:

2,925,000 shares

(b) Percent of class:

6.52%, based on an assumed 44,875,091 shares of Common Stock outstanding (the "Assumed Outstanding Share Count"), calculated using (i) 62,807,816 shares of Common Stock reported outstanding as of November 3, 2022 by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 9, 2022, less (ii) 6,666,667 and 11,266,058 shares of Common Stock reported repurchased from a stockholder on November 10, 2022 by the Issuer on its Current Report on Form 8-K filed with the SEC on  November 16, 2022.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

II. Texas Time Express, Inc.

(a) Amount beneficially owned:

47,743 shares

(b) Percent of class:

0.11%, based on the Assumed Outstanding Share Count.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [__]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2023, by and among Douglas Tabor and Texas Time Express, Inc. (the "Reporting Persons").

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

/s/ Douglas Tabor
DOUGLAS TABOR

TEXAS TIME EXPRESS, INC.

By:	/s/ Douglas Tabor
Douglas Tabor, President